Exhibit 12.1

October 14, 2016

THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except ratios)	2016	2015	2016	2015

Income before income taxes	$947	$1,307	$2,751	$3,531
Interest	89	94	273	278
Portion of rentals deemed to be interest	16	18	49	50

Income available for fixed charges	$1,052	$1,419	$3,073	$3,859

Fixed charges:
Interest	$89	$94	$273	$278
Portion of rentals deemed to be interest	16	18	49	50

Total fixed charges	$105	$112	$322	$328

Ratio of earnings to fixed charges	9.97	12.64	9.54	11.75

The ratio of earnings to fixed charges is computed by dividing income available for fixed charges by the total fixed charges. For purposes of this ratio, fixed charges consist of interest and that portion of rentals deemed representative of the appropriate interest factor.